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11/3/03



03052305

**AM 11-3-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
OCT 30 2003
FEE 510

RECD S.E.C.
OCT 30 2003
526

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Joe Jolly & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 SouthTrust Tower
(No. and Street)

Birmingham, (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Pilleteri, Accountant (205)252-2105
Joe Jolly, Jr., President (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donaldson, Holman & West, P.C.
(Name – *if individual, state last, first, middle name*)

3595 Grandview Parkway, Suite 100 (Address) Birmingham, (City) Alabama (State) 35243 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joe Jolly, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joe Jolly & Company, Inc., as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 12, 2007
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE – August 31, 2003

Joe Jolly & Company, Inc.
(Name of Respondent)


SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2003
WASH. D.C.
SECTION

420 North 20th Street, 2350 SouthTrust Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.
President
Joe Jolly & Company, Inc.
420 North 20th Street, 2350 SouthTrust Tower
Birmingham, Alabama 35203
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

AUDITED STATEMENT OF FINANCIAL CONDITION

JOE JOLLY & COMPANY, INC.

August 31, 2003

Contents

Page

DH&W

Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the statement of financial condition of Joe Jolly & Company, Inc. as of August 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. at August 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Donaldson, Holman & West, PC

October 6, 2003

3595 Grandview Parkway, Suite 100, Birmingham, Alabama 35243
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2003

Assets

Cash	$ 955,511
Receivables	
Brokers and dealers	163,771
Employee advances	21,600
Interest	64,495
Shareholder loans	1,000,000
Securities owned	4,088,471
Property and equipment, net	98,868
Deferred income taxes	37,617
Investment in oil and gas wells	50,000
Cash value of life insurance, net of policy loan	81,186
Other assets	650
	$6,562,169

See accompanying notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2003

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 9,484
Accrued commission expense	170,500
Accrued expenses and other liabilities	72,752
Deferred income taxes	119,068
	371,804
Stockholder's equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	6,180,365
	6,190,365
	$6,562,169

See accompanying notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2003

Note 1 – Summary of significant accounting policies

Nature of business

Joe Jolly & Company, Inc. (the "Company") is a registered broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the brokerage industry. The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Revenue recognition

Security transactions and related gains, losses and expenses are recorded on a settlement date basis by the Company. To conform to accounting principles generally accepted in the United States of America the audited financial statement is adjusted to trade date accounting where appropriate.

Cash flows

The Company recognizes only operating accounts as cash for purposes of reporting cash flows.

Net cash flows from operating activities include interest payments of $9,941 and tax payments of $-0-.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Gains and losses on disposals are credited or charged to operations.

Depreciation and amortization

Depreciation and amortization are provided principally using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation and amortization expense amounted to $21,976 in 2003.

Income taxes

Deferred income taxes result from timing differences in the recognition of income and expense for income tax reporting and for financial reporting purposes. These differences are primarily related to the inventory market value adjustments, investment in oil and gas well deferred expenses, and a state Net Operating Loss Carryforward. The deferred tax assets and liabilities represent the future tax consequences of these differences, which will be either deductible or taxable when the assets and liabilities are recovered or settled.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2003

The provision for income taxes is as follows for the year ended August 31, 2003:

Current:	
Federal	$ (18,851)
State	-
Deferred:	
Federal	24,546
State	2,165
Total provision for income taxes	$ 7,860

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expens .:.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising cost

The Company expenses all advertising costs during the period in which they are incurred. During 2003, the Company charged $21,339 to advertising expense.

Note 2 – Uninsured cash balances

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended August 31, 2003, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

JOE JOLLY & COMPANY, INC.

Notes tr ment of Financial Condition
August 31, 2003

Note 3 – Securities and investments

Dealer inventory and investment securities are carried at market value and consisted of the following at August 31, 2003.

	Market Value	Cost
State and municipal obligations	$ 4,081,221	$ 3,807,325
Corporate stock	7,250	12,400
	$ 4,088,471	$ 3,819,725

Investments in oil and gas wells are carried at their estimated recoverable cost.

Note 4 – Receivables

The receivables from brokers and dealers represent amounts due under joint venture contracts with other dealers for security transactions occurring prior to August 31, 2003. These receivables amounted to $163,771 in 2003.

Note 5 – Commitments and subsequent events

The Company leases various office facilities under operating leases expiring through 2005. The leases provide for renewal options for periods from two to five years. One lease agreement contains an escalation clause, which increases the base rental by the percentage change in the consumer price index annually.

Aggregate minimum future lease commitments are as follows:

	Amount
Year ending August 31,	
2004	$ 78,288
2005	80,618
	$ 158,906

Rental expense amounted to $85,576 in 2003.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2003

Note 6 – Profit sharing plan

The Company sponsors a noncontributory profit sharing plan that covers substantially all employees. Contributions to the plan are made at the sole discretion of the Company's Board of Directors and are influenced by tax regulations. No contributions were made to the plan during 2003.

Note 7 – Related party transactions

The Company entered into sales transactions with its principal stockholder, Joseph D. Jolly, Jr. during the current year. Joseph D. Jolly, Jr. purchased 8 security issues from the Company for a total purchase price of $1,019,590. Also, the Company purchased 1 security issue from Joseph D. Jolly, Jr. for a total purchase price of $75,000. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable Joseph D. Jolly, Jr. A loan agreement was entered into on November 12, 2002 in which Joseph D. Jolly, Jr. agreed to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest only will be paid annually at a rate of 5 percent, beginning on August 31, 2003, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2007. The note is secured by a Deed of Trust and encumbers certain property located in Highlands, Macon County, North Carolina.

Note receivable - shareholder Joseph D. Jolly, Jr.	$1,000,000

In addition, the Company maintains a split-dollar insurance agreement with the principal stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the principal stockholder's life. Upon death of the principal stockholder, the Company is entitled to recover the greater of cash value or premiums paid.

Cash value of life insurance policy, net of policy loan Joseph D. Jolly, Jr.	$ 81,186

Note 8 – Regulatory requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent

of its "aggregate indebtedness." At August 31, 2003, the Company had net capital of $4,568,874, which was approximately $4,468,874 in excess of the minimum of net capital required.

Note 9 – Annual audit report

The audited financial statement of Joe Jolly & Company, Inc., for the most recent audit period is available at the principal office of Joe Jolly & Company, Inc., and will be mailed upon written request pursuant to SEC Rule 17a-5.



Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statement of Joe Jolly & Company, Inc., for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Joe Jolly & Company, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

3595 Grandview Parkway, Suite 100, Birmingham, Alabama 35243
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donaldson, Holman & West, PC

October 6, 2003